SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens Signs $27m 4-Year Frame Agreement with Menorah-
Mivtachim, One of The Largest Insurance Groups in Israel

The agreement establishes the services provided to the group, and includes development, support and maintenance services for Sapiens insurance systems

Rehovot, Israel – November 27, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), reported  that  a $27m frame agreement with Menorah-Mivtachim Group to support its life, health, pension and reinsurance systems has been signed. The agreement is for 4 years, starting January 2011, and continues previous activities between the two companies.

Menorah-Mivtachim is one of the largest insurance groups in Israel, and leads the pension market with the largest number of members served.

Mr. Al-Dor, President and CEO of Sapiens, said: “Menorah-Mivtachim is a key customer of Sapiens. This frame agreement reflects our long-term relations with the group.”

Sapiens insurance systems are used by Menorah-Mivtachim over the past few years to support its life insurance, health insurance, pension and reinsurance business. All new life and health policies are produced under the Sapiens system; the pension system is one of the largest in Israel and serves all the members of Mivtachim. Menorah-Mivtachim is also using the Sapiens solution to manage its reinsurance operations.

About Sapiens International
Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, Sapiens aims to become the vendor of choice in the insurance software marketplace.  For more information about Sapiens, visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:	Investor Relations Contact:
Osnat Segev-Harel, CMO	Roni Giladi, CFO
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-9382721
E-mail: osnat.se@sapiens.com	E-mail: roni.g@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: November 27, 2011	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer